KINETICS MUTUAL FUNDS, INC.
Results of Shareholder Meeting (Unaudited)
At a meeting held on September 21, 2012, the Board of Directors of the Company and the Board of Trustees of the Trust, approved: (1) changing the Water Infrastructure Fund/Water Infrastructure Portfolio (the “Fund/Portfolio”) investment strategy such that its primary investment objective will be to provide current income and gains, and its secondary objective will seek to obtain long-term growth of capital; and (2) changing the Fund’s/Portfolio’s fundamental investment restriction relating to industry concentration by eliminating the requirement to concentrate its investments in water and water infrastructure-related industries. On December 21, 2012, a special meeting of shareholders of the Fund was held and the change in the Fund’s/Portfolio’s fundamental restriction relating to industry concentration was approved. The voting results of the special meeting of shareholders are shown below:

1.
Votes for the Resolution: 1,173,885

Votes against the Resolution: 145,328

Abstain: 55,315

Uninstructed: 23,348

2.
Votes for the Resolution: 1,158,432

Votes against the Resolution: 159,682

Abstain: 56,414

Uninstructed: 23,348

When approved, the Fund changed its name to the Alternative Income Fund, and the Portfolio changed its name to the Alternative Income Portfolio. The Fund/Portfolio’s new investment strategy is described in the prospectus dated January 1, 2013.